EXHIBIT 99.1

FOR IMMEDIATE RELEASE

CRAFT BREW ALLIANCE REPORTS STRONG FIRST QUARTER RESULTS,
LED BY 10% SHIPMENT GROWTH FOR KONA AND A 270-BASIS POINT EXPANSION IN TOTAL COMPANY GROSS MARGIN

April performance shows further topline acceleration with total CBA depletions up 8%, driven by 16% depletions growth for Kona following Q1 marketing investment

Building on solid first-quarter results and continued gains in April, CBA reconfirms strong outlook for 2019 despite impact of $4.7 million expense related to settlement of Kona class action lawsuit

Portland, Ore. (May 8, 2019) - Craft Brew Alliance, Inc. (“CBA”) (Nasdaq: BREW), a leading craft brewing company, reported strong financial results for the first quarter ended March 31, 2019, including:

•
Total shipments grew 1.5% over the first quarter in 2018, which includes a 10% increase in shipments for Kona and a collective 13% increase in total shipments for newly acquired brands Appalachian Mountain Brewery, Cisco Brewers, and Wynwood Brewing.

•	Core beer sales increased more than 3%, driven by increased shipment volume and a 1.6% increase in revenue per barrel over the first quarter last year.

•	Total company gross margin expanded 270 basis points to 34.4%, driven by increased shipment volume, pricing, and cost efficiencies. Beer gross margin expanded 250 basis points to 38.0%.

•
SG&A was $25.6 million for the first quarter, which reflects our largest-ever national marketing investment to fuel Kona’s growth in 2019, as well as a one-time event that resulted in the accrual of a pre-tax expense of $4.7 million related to the settlement of the Kona class action lawsuit.

•
As a result of the unanticipated $4.7 million expense referenced above, EPS was a loss of $0.38 per share on a GAAP basis. Excluding the expense, EPS was a loss of $0.19 per share on a non-GAAP adjusted basis.

With first quarter performance in line with management’s expectations and bolstered by the strong tangible results in April fueled by our largest-ever Kona marketing spend, we are reconfirming a positive outlook for the full year. We are adjusting certain ranges, including SG&A expense and capital expense, to reflect the impact of the $4.7 million settlement expense on our financials and a shift of certain costs related to the new Kona brewery into 2020.

Fueling Kona’s growth with largest-ever national marketing campaign
We launched our largest-ever marketing investment in the first quarter, with the intent to build distribution and awareness of Kona. The $4.6 million investment included a nationwide wholesaler distribution drive ahead of our first-ever national Kona TV campaign, which began airing at the end of the first quarter, on March 21 during the NCAA Basket Ball tournament and continued into the first two weeks of April.
Our increased spend behind Kona in the first quarter is already driving a positive trend on Kona and overall CBA depletions for the second quarter. Kona’s total depletions grew 16% in April, contributing to an 8% increase in overall CBA depletions for the month compared to the same period last year. As further indication of the campaign, Kona flagship Big Wave Golden Ale depletions grew 37% in April, compared to last year.

Leveraging A-B to drive topline growth, cost savings, and international expansion
In the first quarter we continued to leverage our enhanced commercial and brewing agreements with Anheuser-Busch (“A-B”) and made strong progress in advancing our international cooperation with Anheuser-Busch InBev (“ABI”). As part of our work to unlock Kona’s potential in Brazil, we completed multiple brewing trials as part of our cross-brewing arrangement with Ambev and continued to expand awareness with local marketing and resources deployed in Rio de Janeiro. We are on track to bring local production of Big Wave online in the second quarter and look forward to expanding Kona’s reach in more cities throughout Brazil and leveraging the experience as a model for other key ABI markets.

Improving our core health through operational efficiencies
Our first quarter gross margin expanded 270 basis points to 34.4%, which reflects a 250-basis point improvement in beer gross margin to 38.0% and pub gross margin of 10.9%. Our strong beer gross margin primarily reflects increases in revenue per barrel and shipment volume, as well as ongoing progress in leveraging our evolved brewery footprint to increase operating efficiencies. The brewpub gross margin expansion underscores continued strong results from our two Kona brewpubs, as well as solid performance from our newly acquired Appalachian Mountain Brewery and Wynwood brewpubs and further improvements in operations across our brewpub footprint.

Shaping our tomorrow with the pH Experiment
Building on CBA’s innovative test-and-learn platform and vast trove of recently uncovered consumer insights, we launched the pH Experiment as a new business unit dedicated to creating, incubating, and accelerating growth with new products and experiences that put consumers’ needs first. The pH Experiment will tap into CBA’s resources, distribution capability, and research findings to quickly develop and test new products in market. The first two products are launching in select domestic markets during the second quarter: PRE Aperitivo Spritz and Pacer, a line of low-proof, 50-calorie, zero-sugar seltzers developed based on consumers’ preference for drinks that allow them to moderate their alcohol consumption.

“What makes our first quarter results particularly remarkable is that we continued to improve the underlying fundamentals, as evidenced by robust gross margin expansion and healthy revenue per barrel increases, while also making a major investment in Kona’s future,” said CBA’s Chief Executive Officer Andy Thomas. “On the heels of the marketing investment, Kona’s 16% depletions growth in April emboldens our outlook for Q2 and beyond.”

Select financial results for the first quarter and April 2019

•	Total Kona shipments increased by 10% in the first quarter, contributing to a 1.5% increase in total CBA shipments over the first quarter in 2018.

◦	Domestic shipment growth of 14% for Kona and 12% for newly acquired brands contributed to a 4.5% increase in domestic CBA owned shipments over the first quarter last year.

•
Total Kona depletions increased by 1.4% in the first quarter, while CBA depletions decreased by 4.5%, primarily attributed to Redhook and Widmer Brothers, as well as a timing-related decrease in international depletions.

◦	Domestic Kona depletions increased by 5% and 13% for newly acquired brands, while total domestic CBA depletions decreased by 3% compared to the first quarter in 2018.

◦	Fueled by our first quarter heavy-up marketing investment, Kona’s growth has continued in April, with depletions up 16%, driving a total CBA depletions increase of 8% over the same month last year.

•
Our core beer sales increased 3.1% over the same quarter last year. Total net sales of $47 million, a 1% decrease from the first quarter in 2018, reflect a reduction of $1.8 million in alternating proprietorship fees that we received in 2018 but not in 2019 due to the change in ownership structure of AMB, Cisco and Wynwood.

•	Total company gross margin expanded by 270 basis points to 34.4%, compared to 31.7% in the first quarter of 2018, reflecting pricing improvements and a 5% decrease in overall cost of goods sold.

◦
Beer gross margin expanded by 250 basis points to 38%, compared to 35.5% in the first quarter of 2018, reflecting pricing increases and shipment growth, as well as ongoing improvements in operating efficiency and sourcing.

◦	Brewpub gross margin expanded 490 basis points to 10.9%, reflecting continued strong performance from our Kona pubs in Hawaii and the addition of our newly acquired AMB and Wynwood brewpub operations.

•	Selling, general and administrative expense (“SG&A”) increased by $10.8 million to $25.6 million.

◦
The increase is primarily due to the planned $4.6 million investment to launch our largest national marketing campaign behind fueling Kona’s growth throughout the spring and summer selling season and the accrual of an unanticipated $4.7 million pre-tax expense related to the class action settlement.

•	On a GAAP basis, we recorded a net loss of $7.4 million in the first quarter as a result of the increased SG&A expense.

◦
On an adjusted non-GAAP basis and excluding the $4.7 million pre-tax expense related to the one-time event, or $3.6 million after the tax effect of $1.1 million, our first quarter net loss was $3.8 million.

•	On a GAAP basis, we recorded a net loss per share of $0.38 in the first quarter as a result of the increased SG&A expense.

◦	On an adjusted non-GAAP basis and excluding the $4.7 million pre-tax expense related to the one-time event, our loss per share was $0.19.

“CBA’s strong first quarter results are tangible evidence of both core business health and a clear vision for the future,” said CBA Chief Financial and Strategy Officer Christine Perich. “While we are updating our SG&A to reflect the unanticipated settlement expense, we believe the investments behind Kona and understanding today’s changing consumer landscape will drive meaningful topline growth and remain focused on sustaining CBA’s strong underlying financials.”

Reconfirming and adjusting select financial highlights for 2019:

•	Maintaining depletions and shipments each ranging between an increase of 5% to an increase of 8%, reflecting a significant increase in commercial investments and insights from our consumer research.

•	Maintaining average price increases of 1% to 2%, reflecting improved revenue management capabilities.

•
Maintaining gross margin rate of 34.5% to 36.5%, reflecting increases in net revenue per barrel, continued improvements in brewery operations, lower fixed overhead, and ongoing efforts to stabilize our pub operations.

•	Updating SG&A range to between $75 million and $79 million, primarily reflecting the incremental expense related to the Kona settlement.

•	Updating capital expenditures range to between $13 million and $17 million, due to a timing shift of certain expenses related to our new Kona brewery, now set to go online the first quarter of 2020.

•	Updating effective tax rate of 25%, reflecting the impact of the Kona class action lawsuit settlement.

Forward-Looking Statements
Statements made in this press release that state the Company’s or management’s intentions, hopes, beliefs, expectations or predictions of the future, including depletions and shipments, price increases, and gross margin rate improvement, the level and effect of SG&A expense and business development, anticipated capital spending, effective tax rate, and the benefits or improvements to be realized from marketing campaigns, strategic initiatives, and capital projects, are forward-looking statements. It is important to note that the Company’s actual results may differ materially from those projected in such forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company’s SEC filings, including, but not limited to, the Company’s report on Form 10-K for the year ended December 31, 2018. Copies of these documents may be found on the Company’s website, www.craftbrew.com, or obtained by contacting the Company or the SEC.

About Craft Brew Alliance
Craft Brew Alliance (CBA) is a leading craft brewing company that brews, brands, and brings to market world-class American craft beers.

Our distinctive portfolio combines the power of Kona Brewing Company, a dynamic, fast-growing national craft beer brand, with strong regional breweries and innovative lifestyle brands: Appalachian Mountain Brewery, Cisco Brewers, Omission Brewing Co., Redhook Brewery, Square Mile Cider Co., Widmer Brothers Brewing, and Wynwood Brewing Co. CBA nurtures the growth and development of its brands in today’s increasingly competitive beer market through our state-of-the-art brewing and distribution capability, integrated sales and marketing infrastructure, and strong focus on partnerships, local community and sustainability.

Formed in 2008, CBA is headquartered in Portland, Oregon and operates breweries and brewpubs across the U.S. CBA beers are available in all 50 U.S. states and 30 different countries around the world. For more information about CBA and our brands, please visit www.craftbrew.com.

CONTACT: Jenny McLean, Director of Communications, (503) 331-7248, Investor.Relations@craftbrew.com

Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Operations
(Dollars and shares in thousands, except per share amounts)
(Unaudited)

	Three Months Ended March 31,
	2019	2018
Sales	$49,768	$50,085
Less excise taxes	2,776	2,598
Net sales	46,992	47,487
Cost of sales	30,809	32,416
Gross profit	16,183	15,071
As percentage of net sales	34.4%	31.7%
Selling, general and administrative expenses	25,565	14,748
Operating income (loss)	(9,382)	323
Interest expense	(308)	(134)
Other income, net	—	34
Income (loss) before income taxes	(9,690)	223
Income tax provision (benefit)	(2,326)	62
Net income (loss)	$(7,364)	$161

Basic and diluted net income (loss) per share	$(0.38)	$0.01
Weighted average shares outstanding:
Basic	19,412	19,310
Diluted	19,412	19,488
Total shipments (in barrels):
Core Brands	164,400	160,600
Contract Brewing	5,100	6,400
Total shipments	169,500	167,000
Change in depletions (1)	(5)%	(4)%

(1)	Change in depletions reflects the period-over-period change in barrel volume sales of beer by wholesalers to retailers.

Craft Brew Alliance, Inc.
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	March 31,
	2019	2018
Current assets:
Cash, cash equivalents and restricted cash	$1,670	$2,814
Accounts receivable, net	27,831	28,569
Inventory, net	19,748	15,910
Other current assets	5,310	2,508
Total current assets	54,559	49,801
Property, equipment and leasehold improvements, net	111,602	104,394
Operating lease right-of-use assets	19,390	—
Goodwill	21,935	12,917
Trademarks	44,245	14,415
Intangible and other assets, net	5,999	6,364
Total assets	$257,730	$187,891
Current liabilities:
Accounts payable	$23,408	$15,012
Accrued salaries, wages and payroll taxes	6,379	4,692
Refundable deposits	4,093	4,291
Deferred revenue	5,176	4,035
Other accrued expenses	8,534	3,742
Current portion of long-term debt and finance lease obligations	829	802
Total current liabilities	48,419	32,574
Long-term debt and finance lease obligations, net of current portion	48,996	10,124
Other long-term liabilities	31,030	14,067
Total common shareholders' equity	129,285	131,126
Total liabilities and common shareholders' equity	$257,730	$187,891

Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Three Months Ended March 31,
	2019	2018
Cash flows from operating activities:
Net income (loss)	$(7,364)	$161
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	2,726	2,736
(Gain) loss on sale or disposal of Property, equipment and leasehold improvements	8	(516)
Deferred income taxes	(2,341)	(605)
Other, including stock-based compensation	538	558
Changes in operating assets and liabilities:
Accounts receivable, net	2,466	(285)
Inventories	(2,531)	(1,791)
Other current assets	(2,406)	1,128
Accounts payable, deferred revenue and other accrued expenses	11,681	3,015
Accrued salaries, wages and payroll taxes	745	(1,185)
Refundable deposits	(70)	(475)
Net cash provided by operating activities	3,452	2,741
Cash flows from investing activities:
Expenditures for Property, equipment and leasehold improvements	(5,173)	(1,104)
Proceeds from sale of Property, equipment and leasehold improvements	16	22,456
Restricted cash from sale of Property, equipment and leasehold improvements	—	515
Net cash provided by (used in) investing activities	(5,157)	21,867
Cash flows from financing activities:
Principal payments on debt and finance lease obligations	(277)	(174)
Net borrowings (repayments) under revolving line of credit	2,609	(22,199)
Tax payments related to stock-based awards	(157)	—
Net cash provided by (used in) financing activities	2,175	(22,373)
Increase in Cash, cash equivalents and restricted cash	470	2,235
Cash, cash equivalents and restricted cash, beginning of period	1,200	579
Cash, cash equivalents and restricted cash, end of period	$1,670	$2,814

Craft Brew Alliance, Inc.
Select Financial Information on a Trailing Twelve-Month Basis
(Dollars in thousands, except per share amounts)
(Unaudited)

	Twelve Months Ended
	March 31,
	2019	2018	Change		% Change
Net sales	$205,691	$210,641	$(4,950)		(2.3)%
Gross profit	$69,435	$67,660	$1,775		2.6%
As percentage of net sales	33.8%	32.1%	170	bps
Selling, general and administrative expenses	73,389	59,742	13,647		22.8%
Operating income	$(3,954)	$7,918	$(11,872)		(149.9)%

Net income	$(3,383)	$11,471	$(14,854)		(129.5)%

Income per share:
Basic	$(0.17)	$0.59	$(0.76)		(128.8)%
Diluted	$(0.17)	$0.59	$(0.76)		(128.8)%

Total shipments (in barrels):
Core Brands	723,200	743,000	(19,800)		(2.7)%
Contract Brewing	26,900	19,500	7,400		37.9%
Total shipments	750,100	762,500	(12,400)		(1.6)%
Change in depletions (1)	(2)%	(2)%

(1)	Change in depletions reflects the period-over-period change in barrel volume sales of beer by wholesalers to retailers.

Supplemental Disclosures Regarding Non-GAAP Financial Information

Craft Brew Alliance, Inc.
Reconciliation of Adjusted EBITDA to Net income (loss)
(In thousands)
(Unaudited)

	Three Months Ended March 31,
	2019	2018
Net income (loss)	$(7,364)	$161
Interest expense	308	134
Income tax provision (benefit)	(2,326)	62
Depreciation expense	2,601	2,693
Amortization expense	125	43
Stock-based compensation	418	485
Loss on disposal of assets	8	(516)
Kona class action expense	4,840	—
Adjusted EBITDA	$(1,390)	$3,062

CBA has presented Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) in these tables to provide investors with additional information to evaluate our operating performance on an ongoing basis using criteria that are used by management. We define Adjusted EBITDA as net income (loss) before interest, income taxes, depreciation and amortization, stock-based compensation and other non-cash charges, including net gain or loss on disposal of property, equipment and leasehold improvements. We use Adjusted EBITDA, among other measures, to evaluate operating performance, to plan and forecast future periods’ operating performance, and as an incentive compensation target for certain management personnel.
As Adjusted EBITDA is not a measure of operating performance or liquidity calculated in accordance with generally accepted accounting principles in the United States of America (“GAAP”), this measure should not be considered in isolation of, or as a substitute for, net income (loss) as an indicator of operating performance, or net cash provided by (used in) operating activities as an indicator of liquidity. The use of Adjusted EBITDA instead of net income (loss) has limitations as an analytical tool, including the inability to determine profitability; the exclusion of interest expense and associated cash requirements, given the level of our indebtedness; and the exclusion of depreciation and amortization which represent significant and unavoidable operating costs, given the capital expenditures needed to maintain our operations. We compensate for these limitations by relying on GAAP results. Our computation of Adjusted EBITDA may differ from similarly titled measures used by other companies. As Adjusted EBITDA excludes certain financial information compared with net income (loss) and net cash provided by (used in) operating activities, the most directly comparable GAAP financial measures, users of this financial information should consider the types of events and transactions which are excluded. The table above shows a reconciliation of Adjusted EBITDA to net income (loss).